September 20, 2024

Sharon Yeshaya
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

       Re: Morgan Stanley
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Quarterly Period Ended June 30, 2024
           Response dated August 26, 2024
           File No. 001-11758
Dear Sharon Yeshaya:

       We have reviewed your August 26, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2024
Notes to Consolidated Financial Statements
2. Significant Accounting Policies, page 45

1. We note your response to comment 3. Please respond to the following additional items:
           Please describe for us specifically the details and circumstances considered and the facts supporting your conclusion to change the unit of account for the services that
          included extension of margin to facilitate client   s securities
purchase transactions and
          sourcing securities or executing other financing arrangements to cover certain client short positions. Include your detailed policies before and after the change in unit of accounts.
           Please provide us the basis for your response that these transactions are typically accounted for as a single unit of account on the balance sheet and a summary of the circumstances for why your accounting did not do so previously.
           Please explain in more detail how the referred change in unit of account further aligns
 September 20, 2024
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           the accounting treatment between the balance sheet and the related interest income or expense.

       Please contact Lory Empie at 202-551-3714 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance